UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38087

GUARANTY BANCSHARES, INC.

(Exact name of Issuer as specified in its charter)

NASDAQ Global Select Market

(Exchange where security is listed and/or registered)

Texas	75-1656431
(State or Other Jurisdiction of Incorporation)	(IRS Employer Identification No.)

16475 Dallas Parkway, Suite 600 Addison, Texas	75001
(Address of Principal Executive Offices)	(Zip Code)

(888) 572-9881

(Issuer’s Telephone Number, Including Area Code)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.1

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, GUARANTY BANCSHARES, INC. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

Dated:	March 6, 2023

By:	/s/ Tyson T. Abston
Name:	Tyson T. Abston
Title:	Chairman of the Board and Chief Executive Officer

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.